EXHIBIT 12

Contact:
Leslie G. Thompson
Donaldson, Lufkin & Jenrette
(212) 892-3555

David A. Kauer
Insilco Corporation
(614) 792-0468

For Immediate Release

INSILCO CORPORATION AND DLJ MERCHANT BANKING PARTNERS II ANNOUNCE DEFINITIVE MERGER AGREEMENT

AGREEMENT PROVIDES FOR A RECAPITALIZATION OF INSILCO

New York, NY, March 24, 1998 - Insilco Corporation (NASDAQ: INSL) and Donaldson, Lufkin & Jenrette, Inc. (NYSE: DLJ), announced today that Insilco and an affiliate of DLJ Merchant Banking Partners II (and affiliated funds) have signed a definitive merger agreement. Upon consummation of certain transactions contemplated by the agreement, approximately 90 percent of the common stock of Insilco will become owned by DLJ Merchant Banking Partners II and affiliated funds and entities.

Under the terms of the agreement, the stockholders of Insilco will receive consideration of $44.50 per share, consisting of $42.98 in cash and 0.03419 shares of retained stock of the surviving corporation. In aggregate, stockholders will receive approximately $172.6 million in cash and retain 137,328 shares in the surviving entity. The retained shares will represent approximately 10 percent of the common stock outstanding post-recapitalization.

The transaction, which is estimated to have a value of approximately $437 million including existing indebtedness to be assumed and/or refinanced, is subject to terms and conditions customary in transactions of this type, including approval by Insilco shareholders and expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and will be treated as a recapitalization for accounting purposes. Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, which acted as financial advisor to DLJ Merchant Banking Partners II, have committed to provide all debt financing required for the transaction. Lazard Frieres & Co. LLC and Goldman, Sachs & Co. acted as financial advisors to Insilco in the transaction.

DLJ Merchant Banking Partners II also announced that it has entered into a voting agreement in support of the recapitalization with respect to 1,783,878 shares, or approximately 44 percent of the voting stock of Insilco, with Water Street Corporate Recovery Fund I, L.P., an affiliate of Goldman, Sachs & Co., which is Insilco's largest shareholder.

A proxy statement/prospectus with respect to the transaction is expected to be mailed to shareholders of Insilco in June.

Robert L. Smialek, Chairman and CEO of Insilco, stated, "This agreement with DLJ Merchant Banking reflects Insilco's continued commitment to enhancing shareholder value. Our relationship with DLJ Merchant Banking offers Insilco a strong financial resource and experienced business partner to support our aggressive expansion and acquisition plans."

Thompson Dean, Managing Partner of DLJ Merchant Banking Partners II, said, "We are excited to invest in a company with such attractive growth prospects in each of its business segments. We look forward to providing management with the capital to aggressively grow these businesses through both internal investment and acquisitions."

DLJ Merchant Banking Partners II, a $3 billion fund dedicated to private equity and equity-related investments, seeks significant capital appreciation through domestic and international investments in common or preferred stock and debt or other securities in leveraged acquisitions and corporate joint ventures. Since its formation in November 1996, DLJ Merchant Banking Partners II has consummated (or contracted to consummate) 17 transactions valued at over $6 billion, the largest of which include Ameriserve, DecisionOne, Duane Reade, Thermadyne and Von Hoffman Press.

Donaldson, Lufkin & Jenrette is a leading integrated investment and merchant bank serving institutional, corporate, government and individual clients. DLJ's businesses include securities underwriting; sales and trading; merchant banking; financial advisory services; investment research; venture capital; correspondent brokerage services; online, interactive brokerage services; and asset management. Founded in 1959 and headquartered in New York City, DLJ employs approximately 7,000 people worldwide and maintains offices in 14 cities in the United States and 10 cities in Europe, Latin America and Asia. The company's common stock trades on the New York Stock Exchange under the ticker symbol DLJ. For more information on Donaldson, Lufkin & Jenrette, refer to the company's world wide web site at http://www.dlj.com.

Insilco Corporation, based in suburban Columbus Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business serves the school yearbook market.



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